

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2014

<u>Via E-mail</u>
Jackie D. Springer, Jr.
Chief Executive Officer
Malibu Boats, Inc.
5075 Kimberly Way
Loudon, TN 37774

> **Re: Malibu Boats, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2013**
> **File No. 333-192862**

Dear Springer:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you have a pending confidential treatment request with respect to Exhibits 10.1 and 10.6. Please note that all outstanding comments on the pending confidential treatment request must be resolved before we act on a request for acceleration regarding your Form S-1.

Prospectus Summary, page 1

Our Company, page 1

2. We note your response to our prior comment 6 and reissue. We note your disclosure in the first paragraph that you believe that "the performance, quality, value and multi-purpose features of [your] boats position [you] to achieve [your] goal of increasing [your] market share in the expanding recreational boating market." Please revise to add balancing language that there is no guarantee that market share growth will be achieved in the future. Please revise the prospectus throughout accordingly.

3. We note your response to our prior comment 8 and reissue in part. We note your disclosure in the third paragraph that you have achieved "higher margins than those of any public company in the powerboat industry." Given the subjectivity and uniqueness in the way margins may be computed by individual companies, we believe you should not provide a statement of the comparison of your margins to others, on a qualified or other basis. We believe that investors can perform their own comparisons and form their own judgments in this regard. You may state your margins, as long as you provide the basis for the computation of each, and reconciliation to the comparable GAAP measure as appropriate. Similarly please revise to delete the first sentence under "Compelling Margins and Cash Flow," at page 4, under "Our Company," at page 70 and under "Compelling Margins and Cash Flow," at page 74 and revise the prospectus throughout, as necessary.

4. Please include your net income and related margin as the comparable GAAP measure wherever the non-GAAP measure "adjusted EBITDA" and related margin are disclosed for balance in discussing your profitability. In this regard, we note that profitability is not considered solely in terms of "adjusted EBITDA."

5. We note your response to our prior comment 9 and reissue. Please refer to the first full paragraph on page 2. We note your disclosure that you have "experienced significant growth in net sales and profitability over the last several years." Please revise this paragraph to disclose net sales, net income or loss and adjusted EBITDA for all years and the interim period included in your audited and unaudited interim financial statements included in this registration statement so that investors can assess what you consider to be significant growth and profitability. Additionally, when discussing profitability, we note that profitability should not be considered solely in terms of adjusted EBITDA. Similarly revise under "Our Company," at page 70 and revise the prospectus throughout, as necessary.

6. Please refer to the first full paragraph on page 2. We note that you disclose compound annual growth rates for net sales and adjusted EBITDA from fiscal year 2011 through 2013. Please revise to provide this information on a year by year basis. In future amendments, please refrain from using compound annual growth rates as these appear to represent two discrete snapshots in time but do not show trends or events during the period represented. Similarly revise at page 55, under "Overview," and throughout the prospectus, as necessary.

Our Strengths, page 2

#1 Market Share Position in Performance Sport Boat Category, page 2

7. We note your response to our prior comment 11 and reissue. Please revise the table to include comparable data for 2009, 2010 and 2011.

8. Please also briefly explain how you are calculating market share.

Our Structure, page 6

9. We note your response to our prior comment 19 and reissue the comment. We note your disclosure that the existing owners will have economic rights only "subject to certain limited approval rights." Please explain the limited approval rights.

10. We note your disclosure on page 93 that Malibu Boats, Inc., as managing member of the LLC, will have the right to require all members of the LLC to exchange their LLC Units for Class A Common Stock in accordance with the terms of the exchange agreement, subject to the consent of Black Canyon Management LLC and the holders of a majority of outstanding LLC Units other than those held by Malibu Boats, Inc. Please revise this section to discuss this consent right. Additionally, please revise the Risk Factors section on page 18 to include a risk factor discussing any risks to investors associated with this consent right. For instance, it appears that such consent right could impede a sale of the company without the consent of Black Canyon Management LLC.

Risk Factors, page 18

Our only material asset after completion of this offering, page 27

11. In the fourth sentence that begins "[f]or example, our credit agreement prohibits …," please clarify if the portion of the sentence "including distributions based on a member's allocated taxable income, payments pursuant to stock option and other benefit plans, dividends and distributions within the loan parties and dividends payable solely in interests of classes of securities" relates to prohibited distributions or exceptions to such prohibition. Please revise the prospectus throughout accordingly.

Use of Proceeds, page 36

12. We note your response to our prior comment 22 and reissue. We note your disclosure in the second paragraph that you intend to use a portion of the net proceeds to pay down substantially all of the amounts owed on your credit facilities and term loans. Please revise to quantify the amount intended to be used for such purpose. Refer to Item 504 of Regulation S-K. Please revise the prospectus throughout accordingly.

Unaudited Pro Forma Consolidated Financial Information, page 43

13. Refer to our prior comment 25. We note your response that pro forma statements of income will reflect the one-time termination fee of $3.75 million related to the termination of the management agreement. Adjustments in the pro forma income statement are those that are expected to have a continuing impact. It appears that the one-time termination fee should be prominently disclosed as a material nonrecurring item in the notes to the pro forma statements of income rather than as an adjustment in the statements. Please refer to Rule 11-02(b)(6) of Regulation S-X.

Management's Discussion and Analysis, page 54

Overview, page 54

14. Refer to our prior comment 27. Please reconcile your disclosure that you initiated a more disciplined approach of monitoring dealer inventory levels relative to market demands in order to align production levels more closely with retail sales levels at your dealers to your response to our prior comment 56 where you state that you provide incentives (free flooring) so you can generate plant operating efficiencies by promoting more evenly distributed ordering [by your dealers] of products throughout the fiscal year. The former view appears to be aligned with customer demand of dealers while the latter view appears to be aligned with inducements to promote your sales to dealers regardless of the customer demand of dealers.

Liquidity and Capital Resources, page 63

15. Refer to our prior comment 33. References to rebate accruals, write off of debt issuance costs, additional warranty reserves, depreciation, and amortization of insurance costs appear to be noncash items that do not impact operating cash flows. Also, reference to net income as a factor may be too vague to provide a sufficient basis for an investor to understand your operating cash flows without a discussion of the underlying drivers within that directly affected cash and how. Please revise your disclosure as appropriate.

<u>Seasonality, page 67</u>

16. Refer to our prior comment 35. As previously requested, please revise to disclose with more specificity the timing of when dealer incentives are offered to encourage dealers to purchase your products throughout the year.

<u>Critical Accounting Policies, page 67</u>

<u>Revenue Recognition, page 68</u>

17. Please tell us and disclose here, and in the notes to the financial statements, the facts and circumstances under which you may be obligated to accept returns of unsold boats under your repurchase commitment to floor financing providers and under which you accept returns under your warranty policy. Tell us and disclose the impact on your revenue recognition for each type of return.

18. In connection with the above comment, tell us whether there is any connection in your revenue recognition between the return of unsold boats and your interest flooring incentive, in particular in regard to whether delivery has truly occurred. In regard to the preceding, tell us whether the interest flooring incentive is a continuing performance obligation of yours that would preclude recognition of sale until the performance obligation is satisfied, in particular, whether the dealer's obligation to you for the sale price of the boat is in any way contingent on the dealer's resale of the boat.

<u>Our Strategy, page 75</u>

<u>Accelerate International Expansion, page 75</u>

19. On page 76 you state that you believe you will increase your international sales by the indicated initiatives. Please revise to disclose that there is no guarantee that your efforts will be successful or that international sales will increase.

<u>Our Dealer Network, page 78</u>

<u>International, page 79</u>

20. Refer to our prior comment 38. Please expand your revised disclosure to discuss the services the independent representative provides to you. Also, clarify the basis upon which you offer a discount to the representative in regard to the sale of eligible products, including how the discounts are specifically earned by the representative and whether

sales are made directly to the representative for which the discounts apply or whether the representative earns discounts solely from sales it arranged for dealers. Revise the revenue recognition accounting policy in the notes to the financial statements to state how you account for such discounts and any matters associated with the discounts.

Management, page 95

Summary Compensation Table, page 101

21. Refer to footnote 2. Please revise to disclose all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

Existing Employment Agreements, page 102

22. We note your response to our prior comment 42 and reissue in part. We note you have entered into employment agreements with Messrs. Springer, Wilson and Anderson. Please revise to disclose the material terms of each existing employment agreement. Refer to Item 402(o)(1) of Regulation S-K. Please also file copies of each existing employment agreement as a material contract. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. Additionally, please revise to discuss the material terms of the non-equity incentive plan awards made to your named executive officers in the last completed fiscal year including a general description of the formula or criteria applied in determining the amounts payable and, if applicable, the vesting schedule. Refer to Item 402(o)(5) of Regulation S-K.

Malibu Boats Holdings, LLC, page 106

23. Refer to the first paragraph on page 107. Please add risk factor disclosure that consent of Black Canyon Management LLC will be required for any amendments to the limited liability agreement, as long as affiliates of Black Canyon Capital LLC own at least 5% of the number of LLC Units outstanding.

Consolidated Balance Sheets, page F-3

24. Please conform the equity section so that the presentation in regard to the pro forma components is consistent with the pro forma presentation on page 49.

Consolidated Statements of Income, page F-4

    25. Refer to our prior comment 52. The pro forma tax amounts are typically shown in a separate line below the historical results. Also, inclusion of pro forma columns here are not appropriate. Please revise your presentation accordingly.

Notes to Consolidated Financial Statements, page F-7

    26. Please ensure consistency throughout the notes that all references to amounts at or for the latest interim period ended date are indicated as unaudited, including amounts associated with corresponding prior year interim periods.

Note 1. Nature of Business and Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

    27. In the last paragraph where you discuss the royalties for the Australian licensee, please clarify if the royalty is based on a percentage of the gross sales of the licensee or the basis upon which it is determined.

Rebates, Promotions, Floor Financing and Incentives. Page F-12

    28. Refer to our prior comment 56. Your response indicates that floor financing assistance can include payments by you to the lenders providing floor plan financing to the dealers or payments directly to the dealers. Please clarify in your accounting policy disclosure if your accounting covers both incentive payments directly to dealers and third party lenders.

Note 15. Segment Reporting, page F-28

    29. You disclose that an operating segment is a component of an entity for which discrete financial information is available for such component and the operating results for such segment are evaluated at "consistent intervals" by the chief operating decision maker. ASC 280-10-50-1b states that an operating segment is one in which operating results are "regularly reviewed" by the chief operating decision maker. Please clarify for us whether you identify your segments in accordance with the guidance, and if so, revise your disclosure accordingly. If not, please explain to us what information in regard to your results your chief operating decision maker reviews and when.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        J. Chase Cole, Esq.
        Waller Lansden Dortch & Davis, LLP